HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
       For the Three Months and Nine Months Ended June 30, 1997 and 1996
                                     (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months and nine months ended June 30, 1997 and 1996, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                             Three Months Ended      Nine Months Ended
                                   June 30,              June 30,
                                1997     1996         1997       1996

Operating Income:
  Interest                  $17,591   $44,196      $95,467    $128,487
  Other Income                  965       502        1,895         510

    Total Operating Income  $18,556   $44,698      $97,362    $128,997

Operating Expenses:
  Interest                  $     0   $25,245      $41,517    $ 76,520
  Management Fees             9,750     6,500       26,000      26,000
  Legal and Audit               540       250        9,520       1,954
  Other Operating Expenses  $ 4,725   $ 2,099      $13,118    $  6,333

    Total Operating Expenses$15,015   $34,094      $90,155    $110,807

Income (Loss) from Operations 3,541    10,604        7,207      18,190
  Provision for Income Taxes$     0   $     0      $     0     $     0

Net Income (Loss)           $ 3,541   $10,604      $ 7,207     $18,190

Earnings Per Common Share   $     0   $     0      $     0     $     0

Dividends per Common Share  $     0   $     0      $     0     $     0